Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Director
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1-917-864-8849

China Ceramics Announces Second Quarter 2016
Financial Results

Jinjiang, Fujian Province, China, September 28, 2016–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

▪	Revenue was RMB 206.5 million (US$ 31.1 million), down 20.6% from the second quarter of 2015
▪	Gross profit was RMB 32.2 million (US$ 4.8 million), down 10.1% from the second quarter of 2015
▪	Net profit was RMB 23.5 million (US$ 3.5 million), up 22.4% from the second quarter of 2015
▪	Earnings per share on a basic and fully diluted basis were RMB 8.65 (US$ 1.30) and RMB 7.81 (US$ 1.18), respectively, as compared to basic and fully diluted earnings per share of RMB 7.53 in the second quarter of 2015
▪	EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 32.3 million (US$ 4.9 million), down 27.1% from the second quarter of 2015

“For the second quarter of 2016, we experienced challenging market conditions due to the continued slowing in the real estate and building materials sectors. Sales volume declined 21% as compared to the year-ago quarter and fell 31% for the first six months of 2016 as compared to the year-ago six months. However, income derived from a lease contract and a lower tax rate enabled us to achieve a 22% increase in net profit in the second quarter as compared to the second quarter of 2015. Further, our cash flow remained reasonable as we continue to operate in a lean manner and are more focused than ever on generating income,” said Mr. Jiadong Huang, CEO of China Ceramics.

“During the second quarter, we utilized production facilities capable of producing 27 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters. In order to generate cash flow, we have entered into a contract to lease out an idle production line in our Hengdali facility that has the capacity to produce 10 million square meters of ceramic tiles. As we have in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market environment in order to keep our operating costs low, and we will bring additional capacity online as the business environment improves.”

“For the remainder of 2016, we anticipate a slowdown as compared to last year. In our view, the building materials sector has become more cyclical than usual as unsold real estate has yet to be worked through their distribution channels which have limited new construction projects. In the long-term, we believe that real estate will continue to be vital to China’s economy as it is underpinned by urbanization which is essential for domestic growth. We are well positioned to capitalize on an eventual rebound in the sector as many smaller competitors have exited the space,” concluded Chairman and Chief Executive Officer Jiadong Huang.

Second Quarter 2016 Results

Revenue for the second quarter ended June 30, 2016 was RMB 206.5 million (US$ 31.1 million), a decrease of 20.6% from RMB 260.0 million for the second quarter ended June 30, 2015. The year-over-year decrease in revenue was primarily due to a 21.2% decrease in sales volume to 6.6 million square meters of ceramic tiles from 8.4 million square meters of ceramic tiles in the year-ago quarter. This was slightly offset by the 0.6% increase in average selling price to RMB 31.2 per square meter from RMB 31.0 per square meter in the year-ago quarter.

Gross profit for the second quarter ended June 30, 2016 was RMB 32.2 million (US$ 4.8 million), a decrease of RMB 3.6 million or 10.1% from RMB 35.8 million for the second quarter ended June 30, 2015. The gross profit margin was 15.6% for the second quarter ended June 30, 2016, as compared to 13.8% for the second quarter ended June 30, 2015. The year-over-year improvement in gross profit margin was primarily driven by the 22.3% decrease in the cost of sales attributable to (i) a decrease in depreciation due to the Company’s taking an asset impairment charge in the fourth quarter of 2015 that reduced the value of the Company’s plant, property and equipment, and (ii) a 0.6% increase in average selling price.

Other income for the second quarter ended June 30, 2016 was RMB 5.3 million (US$ 0.8 million), as compared to RMB 0.3 million for the second quarter of 2015. The year-over-year increase in other income was mainly due to (i) RMB 3.5 million of rental income received from the Company leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract, and (ii) RMB 1.7 million attributable to recognition of the overprovision of funds for the settlement of litigation.

Selling and distribution expenses for the second quarter ended June 30, 2016 were RMB 2.6 million (US$ 0.4 million), down 3.7% from RMB 2.7 million in the second quarter of 2015. The year-over-year decrease in selling and distribution expenses was primarily due to a RMB 0.5 million decrease in travelling expenses which was offset by a RMB 0.4 million increase in advertising expenses, since advertising costs increased.

Administrative expenses for the second quarter ended June 30, 2016 were RMB 5.5 million (US$ 0.8 million), down 1.8% from RMB 5.6 million in the second quarter of 2015. The year-over-year decrease in administrative expenses was primarily due to a RMB 0.7 million decrease in legal expenses.

Other expenses for the second quarter ended June 30, 2016 was RMB 3.4 million (US$ 0.5 million), as compared to RMB 0.4 million for the second quarter of 2015. The year-over-year increase in other expenses was mainly caused by the depreciation of investment property of RMB 2.7 million in the second quarter of 2016.

Profit from operations before taxation for the second quarter ended June 30, 2016 was RMB 26.0 million (US$ 3.9 million), down 1.5% from RMB 26.4 million of profit from operations before taxation in the second quarter of 2015. The year-over-year decrease in profit from operations before taxation was the result of the 10.1% year-over-year decrease in gross profit in the current period, offset by Other Income, which includes (i) RMB 3.5 million in rental income derived from the Company leasing out one of the production lines from its Hengdali facility, and (ii) RMB 1.7 million attributable to recognition of the overprovision of funds for the settlement of litigation.

Net profit for the second quarter ended June 30, 2016 was RMB 23.5 million (US$ 3.5 million), up 22.4% from RMB 19.2 million of net profit for the second quarter ended June 30, 2015. The year-over-year increase in net profit was due to (i) the increase in Other Income in the current period from the year-ago period, and (ii) deferred tax assets being recognized from accumulated loss attributed from the Company’s subsidiaries which lowered the income tax expense in the current period, with these two factors partially offset by the 10.1% year-over-year decrease in gross profit.

Earnings per fully diluted share for the second quarter ended June 30 on a basic and fully diluted basis were RMB 8.65 (US$ 1.30) and RMB 7.81 (US$ 1.18), respectively, as compared to basic and fully diluted earnings per share of RMB 7.53 in the second quarter of 2015 (as adjusted for the one for eight reverse split in June 2016). Basic and fully diluted per share calculations for the second quarter of 2016 was computed using 2.7 million and 3.0 million ordinary shares outstanding, respectively, and the basic and fully diluted per share calculation for the second quarter of 2015 was computed using 2.6 million ordinary shares outstanding (as adjusted for the one for eight reverse stock split in June 2016).

EBITDA for the second quarter ended June 30, 2016 was RMB 32.3 million (US$ 4.9 million), a decrease of 27.1% from RMB 44.3 million for the second quarter ended June 30, 2015. For a detailed reconciliation of EBITDA, a non-GAAP measure to its nearest GAAP equivalent, please see the financial tables at the end of this release.

Six Months 2016 Results

Revenue for the six months ended June 30, 2016 was RMB 340.6 million (US$ 51.9 million), a decrease of 27.5% as compared to RMB 469.8 million for the six months ended June 30, 2015. Gross profit was RMB 50.2 million (US$ 7.7 million), up 1.2% from RMB 49.6 million in the six months ended June 30, 2015. Gross margin was 14.7%, compared to 10.6% in the same period of 2015. Other income was RMB 8.2 million (US$ 1.3 million), compared to RMB 0.4 million in the same period of 2015. Selling expenses was RMB 7.0 million (US$ 1.1 million), compared to RMB 5.4 million in the same period of 2015. Administrative expenses were RMB 11.8 million (US$ 1.8 million), compared to RMB 11.0 million for the same period of 2015. Other expenses were RMB 4.4 million (US$ 0.7 million), compared to RMB 0.7 million in the same period of 2015. Net profit for the six months ended June 30, 2016 was RMB 29.5 million (US$ 4.5 million), up 34.1% as compared to net profit of RMB 22.0 million for the same period of 2015. Earnings per basic and fully diluted share were RMB 10.86 (US$ 1.63) and RMB 9.81 (US$ 1.48) for the six months ended June 30, 2016 as compared to earnings per basic and fully diluted share of RMB 8.62 in the same period of 2015 (as adjusted for the one for eight reverse stock split in June 2016). Basic and fully diluted per share calculations for the second quarter of 2016 was computed using 2.7 million and 3.0 million ordinary shares outstanding, respectively, and the basic and fully diluted per share calculation for the second quarter of 2015 was computed using 2.6 million ordinary shares outstanding (as adjusted for the one for eight reverse stock split in June 2016).

Second Quarter 2016 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 3.3 million (US$ 0.5 million) as of June 30, 2016, compared with RMB 0.5 million as of December 31, 2015. The increase in cash and bank balances of RMB 2.8 million was primarily the result of (i) net cash flow used in operating activities of RMB 7.6 million for the first half of 2016; (ii) net cash flow generated from investing activities of RMB 43.4 million for the first half of 2016; and (iii) net cash used in financing activities of RMB 31.4 million for the first half of 2016.

▪	Short-term bank borrowings was nil as of June 30, 2016, compared to RMB 40.1 million as of December 31, 2015.

▪	Inventory turnover was 181 days as of June 30, 2016 compared with 131 days as of December 31, 2015. The increase in inventory turnover days was primarily due to the 30.6% decrease in sales volume in the first half of 2016 to the sales volume of 15.4 million square meters of ceramic tiles in the first half of 2015. The Company believes that its inventory is within reasonable aging parameters and the currently challenging economic environment has caused a lower inventory turnover than normal.

▪	Trade receivables turnover, net of value added tax, was 258 days as of June 30, 2016 compared with 163 days as of December 31, 2015. The increase in trade receivables turnover days was primarily due to the difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. The Company has sound relationships with its customers and does not believe that it will experience difficulties associated with collections from these accounts.

▪	Trade payables turnover, net of value added tax, was 108 days as of June 30, 2016 compared with 70 days as of December 31, 2015. The average turnover days was within the normal credit period of one to four months granted by our suppliers. The increase in trade payables turnover days was primarily due to the lower trade receivables turnover as well as the Company having slightly extended its repayment period to its suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 1.9 million (US$ 0.3 million) for the quarter ended June 30, 2016, compared to cash generated from operating activities of RMB 54.6 million in the same period in 2015. The year-over-year change of RMB 56.5 million was mainly caused by: (i) an increase in trade receivables of RMB 119.0 million for the quarter ended June 30, 2016, compared to an increase of RMB 24.2 million in the same period last year, and (ii) a decrease in the depreciation of property, plant and equipment of RMB 11.2 million for the quarter ended June 30, 2016, compared to the depreciation of property, plant and equipment of RMB 17.0 million in the same period last year; and (iii) a decrease in accrued liabilities, other payables and amount owed to a related party of RMB 4.9 million for the quarter ended June 30, 2016, compared to an increase of RMB 1.0 million in the same period last year; offset by (iv) an increase in trade payables of RMB 72.2 million for the quarter ended June 30, 2016, compared to an increase of RMB 38.9 million in the same period last year, (v) a decrease in other receivables and prepayments of RMB 12.1 million for the quarter ended June 30, 2016, compared to an increase in other receivables and prepayments of RMB 5.6 million in the same period last year.

Cash flow generated from investing activities was RMB 0.02 million (US$ 0.003 million) for the quarter ended June 30, 2016, mainly due to the decrease in interest received of RMB 0.02 million, compared to cash flow generated in investing activities of RMB 0.3 million in the same period of 2015.

Cash flow generated from financing activities was RMB 3.5 million (US$ 0.5 million) for the quarter ended June 30, 2016, due to the sale of RMB 3.5 million of shares, compared to cash flow used in financing activities of RMB nil for the same period of 2015.

Plant Capacity and Capital Expenditures Update

In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million per year, including a 6% value added tax. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle.

Therefore, for the term of the eight-year lease, the Company may only produce up to 20 million square meters of ceramic tiles from its Hengdali facility, and its maximum annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 62 million square meters of ceramic tiles under the lease.

For the second quarter of 2016, we utilized plant capacity capable of producing 27 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters (of which we are leasing 10 million square meters of production capacity to a third party). This represents a decrease in plant capacity utilization from the second quarter of 2015, when we utilized plant capacity capable of producing 34 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 16 million square meters of ceramic tiles in the second quarter of 2016. Our Hengdali facility has an annual production capacity of 30 million square meters (of which we are leasing 10 million square meters of production capacity to a third party) and we utilized annual capacity capable of producing 11 million square meters of ceramic tiles in the second quarter of 2016. We will bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sector.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for the remainder of 2016 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In the second quarter of 2016, we experienced a contraction in our sales volume compared to the second quarter of 2015 due to the effects of a slowdown in China’s construction and real estate sectors. In the second quarter of 2016, the Company’s sales volume was 6.6 million square meters of ceramic tiles, a decrease of 21.2% as compared to sales volume of 8.4 million square meters of ceramic tiles in the year-ago quarter. For the first six months of 2016, sales volume was 10.7 million square meters of ceramic tiles, a decrease of 30.7% as compared to sales volume of 15.4 million square meters for the first six months of 2015. We believe that the current quarter’s decrease in sales volume is due to difficult macroeconomic and real estate conditions in China as evidenced by slowing price growth, a reduction in new construction and a decrease in residential properties sold in recent months. However, the average selling price for our products continued to increase, with the Company’s average selling price per square meter increasing 0.6% to RMB 31.2, as compared to an average selling price of RMB 31.0 per square meter of ceramic tile in the year-ago quarter.

We expect the currently challenging market conditions to continue for the second half of 2016 as potentially lower property investment coupled with higher land prices could slow new property development. The rise in home prices slowed in July which could also portend a possible slowing in demand. The challenging environment is exacerbated in smaller cities as these urban areas continue to have the largest inventories of unsold homes. However, we believe that in the long-term the economic fundamentals for growth are still in place, as the real estate and construction sectors are underpinned by urbanization which is essential to China’s domestic growth. Further, the Government has been supportive of the real estate sector over the last two years when it took a variety of actions to spur demand.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. As of June 30, 2016, our backlog was approximately RMB 143.0 million (US$ 21.5 million), which represents approximately the next two months of revenue as of the end of the second quarter. This compares to a backlog of approximately RMB 217.3 million as of June 30, 2015, a year-over-year decrease of 34.2%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

In our view, China’s urbanization trend will continue into the foreseeable future and favor a sustainable building materials sector. Government support for both affordable and senior housing should also generate opportunities for real estate companies. In addition, there is pressure to upgrade China’s existing housing stock to meet today’s building standards. We believe that our excellent brand recognition, market reputation and wide array of high quality products will meet our customers’ needs as they plan new projects.

Status of the Class Action Litigation

The Company previously disclosed that it had reached an agreement to settle the outstanding class action litigation in consideration of the payment by the Company of $850,000, $310,000 in cash and $540,000 in the Company’s common shares. On April 22, 2016, the United States District Court for the Southern District of New York issued a final order approving the settlement. The Company remitted $310,000 in cash and issued 554,415 common shares in full satisfaction of the terms of the settlement. The case was closed on August 2, 2016.

Events Occurring After the Second Quarter 2016 Period

Pursuant to the public offering of securities dated February 3, 2016, the Company sold 1,428,571 ordinary shares at a price of $0.63 per share, 1,428,571 Class A Warrants to purchase one common share per warrant and 1,428,571 Class B Warrants to purchase one common share per warrant. The Class A Warrants had an exercise price of $0.63 per share and the Class B Warrants have an exercise price of $0.78 per share. The Class A Warrants were exercisable until the six-month anniversary of the date of issuance. On July 28, 2016, 7,936 Class A Warrants were exercised at an exercise price of $0.63 per share resulting in the issuance of 7,936 common shares. The balance of Class A Warrants expired by their terms on August 3, 2016. The Class B Warrants are currently exercisable and will terminate on February 3, 2021.

Conference Call Information

We will host a conference call at 8:00 am ET on Thursday, September 28, 2016. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 67770659. A replay of the conference call will be available for 14 days starting from 11:00 am ET on September 15, 2016. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 67770659 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.6459. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2016. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2016 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2015 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2016		As of December 31, 2015
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	55,601	369,518	409,855
Investment property	2,700	17,946	-
Land use rights	2,351	15,623	15,809
Deferred tax asset	1,666	11,074	9,584

	62,318	414,161	435,248

Current assets
Inventories	40,900	271,819	306,853
Trade receivables	94,308	626,760	509,903
Other receivables and prepayments	2,184	14,514	18,830
Restricted cash	-	-	41,672
Cash and bank balances	500	3,324	514

	137,892	916,417	877,772

Current liabilities
Trade payables	19,590	130,192	110,267
Accrued liabilities and other payables	5,276	35,068	35,177
Interest-bearing bank borrowings	-	-	40,076
Amount owed to a related party	5,278	35,075	33,963
Income tax payable	814	5,413	5,293

	30,958	205,748	224,776

Net current assets	106,934	710,669	652,996

Non-current liabilities
Deferred tax liabilities	211	1,404	1,404

Net assets	169,041	1,123,426	1,086,840

EQUITY
Total shareholders’ equity	169,041	1,123,426	1,086,840

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended June 30,
	2016		2015
	USD’000	RMB’000	RMB’000

Revenue	31,067	206,469	259,985

Cost of sales	(26,222)	(174,268)	(224,219)

Gross profit	4,845	32,201	35,766

Other income	795	5,285	259
Selling and distribution expenses	(395)	(2,627)	(2,712)
Administrative expenses	(827)	(5,497)	(5,583)
Finance costs	(5)	(33)	(974)
Other expenses	(508)	(3,376)	(350)

Profit before taxation	3,905	25,953	26,406
Income tax expense	(371)	(2,468)	(7,170)

Profit attributable to shareholders	3,534	23,485	19,236

Earnings per share
Basic (USD/RMB)	USD 1.30	RMB 8.65	RMB 7.53
Diluted (USD/RMB)	USD 1.18	RMB 7.81	RMB 7.53

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	2,714,898	2,714,898	2,553,855
Diluted	3,007,284	3,007,284	2,553,855

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended June 30,
	2016	2015

Sales volume (square meters)	6,616,774	8,398,874
Average Selling Price (in RMB/square meter)	31.2	31.0

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Six months ended June 30,
	2016		2015
	USD’000	RMB’000	RMB’000

Revenue	51,911	340,629	469,762

Cost of sales	(44,255)	(290,395)	(420,173)

Gross profit	7,656	50,234	49,589

Other income	1,250	8,202	421
Selling and distribution expenses	(1,069)	(7,017)	(5,439)
Administrative expenses	(1,793)	(11,767)	(11,039)
Finance costs	(112)	(735)	(2,082)
Other expenses	(676)	(4,438)	(696)

Profit/(loss) before taxation	5,256	34,479	30,754
Income tax expense	(760)	(4,984)	(8,750)

Profit/(loss) attributable to shareholders	4,496	29,495	22,004

Earnings/(loss) per share
Basic (USD/RMB)	USD 1.63	RMB 10.86	RMB 8.62
Diluted (USD/RMB)	USD 1.48	RMB 9.81	RMB 8.62

Weighted average number of ordinary shares outstanding used in computing earnings/(loss) per share
Basic	2,714,898	2,714,898	2,553,855
Diluted	3,007,284	3,007,284	2,553,855

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30,
	2016	2015

Sales volume (square meters)	10,712,944	15,428,963
Average Selling Price (in RMB/square meter)	31.8	30.4

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended June 30,
	2016		2015
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation	3,905	25,953	26,406
Adjustments for
Amortization of land use rights	14	94	167
Depreciation of property, plant and equipment	1,680	11,168	16,994
Write down of inventories	(117)	(777)	(505)
Finance costs	13	84	974
Interest income	(3)	(17)	(265)
Foreign exchange loss/(gain)	-	-	6
Operating cash flows before working capital changes	5,492	36,505	43,777
Decrease in inventories	549	3,650	6,036
Increase in trade receivables	(17,908)	(119,019)	(24,235)
(Increase)/decrease in other receivables and prepayments	1,828	12,148	(5,635)
Increase in trade payables	10,863	72,196	38,891
Increase/(decrease) in accrued liabilities, other payables and amount owed to a related party	(731)	(4,859)	1,004
Cash generated from/(used in) operations	93	621	59,838
Interest paid	(13)	(84)	(983)
Income tax paid	(362)	(2,406)	(4,248)
Net cash generated from/(used in) operating activities	(282)	(1,869)	54,607

Cash flows from investing activities
Interest received	3	17	265
Net cash generated from investing activities	3	17	265

Cash flows from financing activities
Issue of share capital	529	3,518	-
Net cash generated from financing activities	529	3,518	-

Net increase in cash and cash equivalents	250	1,666	54,872
Cash and cash equivalents, beginning of period	222	1,474	200,983
Effect of foreign exchange rate differences	28	184	-
Cash and cash equivalents, end of period	500	3,324	255,855

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2016		2015
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation	5,188	34,479	30,754
Adjustments for
Amortization of land use rights	28	187	334
Depreciation of property, plant and equipment	3,369	22,390	34,016
(Gain)/loss on disposal of property, plant and equipment	-	-	(2)
Write down of inventories	(181)	(1,204)	7,555
Finance costs	118	786	2,082
Interest income	(264)	(1,754)	(390)
Foreign exchange (gain)/loss	-	-	(30)
Operating cash flows before working capital changes	8,258	54,884	74,319
Decrease/(increase) in inventories	5,453	36,238	7,393
(Increase)/decrease in trade receivables	(17,583)	(116,857)	88,663
(Increase)/decrease in other receivables and prepayments	649	4,315	(7,532)
Increase in trade payables	2,998	19,925	42,206
Increase in accrued liabilities, other payables and amount owed to a related party	151	1,004	1,469
Cash generated from/(used in) operations	(74)	(491)	206,518
Interest paid	(118)	(786)	(2,094)
Income tax paid	(956)	(6,354)	(8,654)
Net cash generated from(used in) operating activities	(1,148)	(7,631)	195,770

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	-	50
Decrease in restricted cash	6,270	41,672	-
Interest received	264	1,754	390
Net cash generated from investing activities	6,534	43,426	440

Cash flows from financing activities
Dividend paid	-	-	(1,505)
Proceeds from short-term loan	-	-	35,000
Repayment of short-term loans	(6,030)	(40,076)	(35,000)
Issue of share capital	1,301	8,643	-
Net cash used in financing activities	(4,729)	(31,433)	(1,505)

Net increase in cash and cash equivalents	657	4,362	194,705
Cash and cash equivalents, beginning of period	77	514	61,155
Effect of foreign exchange rate differences	(234)	(1,552)	(5)
Cash and cash equivalents, end of period	500	3,324	255,855

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measure) for the second quarter of 2015 and 2016 from their comparable IFRS measures. The Company believes that this Non-GAAP financial measures provide investors with other methods for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods.

The table below sets forth a reconciliation of China Ceramics’ net income to non-GAAP EBITDA for the periods indicated:

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)
Three months ended June 30, 2016 and June 30, 2015
(all figures in 000’s)

	2016		2015
	RMB	USD	RMB	USD

Net profit	23,485	3,534	19,236	3,103
Interest expense	84	13	974	157
Interest income	(17)	(3)	(265)	(43)
Income tax expense	(2,468)	(371)	7,170	1,156
Depreciation and amortization expense	11,262	1,694	17,161	2,768
EBITDA	32,346	4,867	44,276	7,141

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

Source: China Ceramics Co., Ltd.

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